# SEC Schedule 13D/A (Amendment No. 51) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Coca-Cola Consolidated, Inc., CIK 0000317540
CUSIP: 191098102
Title of class of securities: Common Stock, Par Value $1.00 Per Share
Address of issuer's principal executive offices: 4100 COCA COLA PLZ, Charlotte, North Carolina (NC), 28211
Date of event which requires filing of this statement: 11/07/2025
Filed by CIK 0000021344
Persons authorized to receive notices and communications: Moncia Howard Douglas, The Coca-Cola Company, One Coca-Cola Plaza, Atlanta, Georgia (GA), 30313, (404) 676-2121

## Reporting persons
- THE COCA-COLA COMPANY (CIK 0000021344): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- THE COCA-COLA TRADING COMPANY LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $1.00 Per Share
Name of issuer: Coca-Cola Consolidated, Inc.
Address of issuer's principal executive offices: 4100 COCA COLA PLZ, Charlotte, North Carolina (NC), 28211
Comment: This Amendment No. 51 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company ("TCCC"), as amended by Amendments 1 through 50 (the "Schedule 13D"). Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On November 7, 2025, Coca-Cola Consolidated, Inc., a Delaware corporation ("Coke Consolidated"), Carolina Coca-Cola Bottling Investments, Inc., a Delaware corporation and an indirect wholly owned subsidiary of TCCC ("Seller"), J. Frank Harrison, III (solely for purposes of Article VI and Article VII thereof) and TCCC (solely for purposes of certain provisions of Article III thereof (as specified therein), Article VI and Article VII thereof) entered into a purchase agreement (the "2025 Purchase Agreement"), pursuant to which (i) Coke Consolidated agreed to purchase from Seller all of the 18,835,460 shares (reflecting the 10-for-1 stock split effected by Coke Consolidated on May 27, 2025) of Common Stock, par value $1.00, of Coke Consolidated (the "Common Stock") held by Seller for a total cash payment of $2,392,103,420 (such transaction, the "Repurchase") and (ii) the parties to the 2025 Purchase Agreement agreed to terminate in its entirety that certain Amended and Restated Stock Rights and Restrictions Agreement, dated as of February 19, 2009, as amended by Amendment No. 1 on May 6, 2024 (the "Stock Rights and Restrictions Agreement"), pursuant to which Seller and TCCC were granted certain rights in their capacity as shareholders of Coke Consolidated, as previously disclosed in Amendment No. 49 to the Schedule 13D. The Closing (as defined in the 2025 Purchase Agreement) under the 2025 Purchase Agreement occurred on November 7, 2025. Effective as of the Closing, the current designee of TCCC and Seller on the Coke Consolidated board of directors (the "Board"), Elaine Bowers Coventry, has resigned from the Board.

The foregoing descriptions of the 2025 Purchase Agreement and Stock Rights and Restrictions Agreement are only a summary and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibit 99.5 to this Amendment No. 51 to the Schedule 13D and as Exhibit 99.3 to Amendment No. 49 to the Schedule 13D, respectively, and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

As a result of the Repurchase, as of November 7, 2025, the Reporting Persons do not beneficially own any share of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares of Common Stock as to which TCCC has:

(i) sole power to vote or direct the vote: 0
(ii) shared power to vote or to direct the vote: 0
(iii) the sole power to dispose of or to direct the disposition of: 0
(iv) shared power to dispose of or to direct the disposition of: 0

Number of shares of Common Stock as to which The Coca-Cola Trading Company LLC has:

(i) sole power to vote or direct the vote: 0
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose of or to direct the disposition of: 0
(iv) shared power to dispose of or to direct the disposition of: 0

Number of shares as to which Carolina Coca-Cola Bottling Investments, Inc. has:

(i) sole power to vote or direct the vote: 0
(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose of or to direct the disposition of: 0
(iv) shared power to dispose of or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No. 51 to the Schedule 13D, the Reporting Persons have not effected any transactions in shares of Common Stock during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of November 7, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 51 to the Schedule 13D is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.4 - Directors, Officers and Managers of the Reporting Persons
Exhibit 99.5 - Purchase Agreement, dated as of November 7, 2025, by and among Coca-Cola Consolidated, Inc., Carolina Coca-Cola Bottling Investments, Inc., J. Frank Harrison, III and The Coca-Cola Company (incorporated by reference to Exhibit 10.1 of Coca-Cola Consolidated, Inc.'s Current Report on Form 8-K filed on November 7, 2025)

## Signatures
- THE COCA-COLA COMPANY: /s/ John Murphy, John Murphy, President and Chief Financial Officer (11/10/2025)
- THE COCA-COLA TRADING COMPANY LLC: /s/ Mark D. Harris, Mark D. Harris, Vice President (11/10/2025)
- CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.: /s/ Mark D. Harris, Mark D. Harris, Vice President (11/10/2025)